UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-28443

CUSIP Number: 67059V209

☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nuo Therapeutics, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

8285 El Rio, Suite 190
Address of Principal Executive Office

Houston, TX 77054
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Nuo Therapeutics, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”) within the prescribed time-period.

Concurrent with preparing the Form 10-K, the Registrant was negotiating a commercial agreement subject to a binding exclusivity period that ended March 28, 2025. Disclosure related to the distribution agreement would include a Subsequent Events note to the Registrant’s financial statements and potentially elsewhere in the Form 10-K. Management devoted considerable time and effort to the negotiations, which impacted the Registrant’s ability to complete the Form 10-K by the March 31, 2025 due date without unreasonable effort or expense.  The distribution agreement was signed on March 31, 2025 and will be described in the Form 10-K.

The Registrant intends to file the Form 10-K on April 1, 2025.

The Registrant expects to continue to report substantial doubt exists about its ability to continue as a going concern.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are based on management’s current expectations or beliefs about the Registrant’s future plans, expectations, and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements including, including statements regarding the Registrant’s intention to file the Form 10-K and on or before the fifteenth calendar day following the prescribed due date for filing the Form 10-K. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David E. Jorden	346	396-4770
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nuo Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ David E. Jorden
David E. Jorden
Chief Executive & Financial Officer